Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31

	2005	2004

Earnings before income from equity investees	$9,146	$9,609

Add back:
Fixed charges	$29,213	$26,439
Amortization of previously capitalized interest	911	861
Distributed income of Unconsolidated Joint Ventures	9,070	9,593

Deduct:
Capitalized interest	(2,377)	(1,100)
Preferred distributions	(615)	(2,250)

Earnings available for fixed charges and preferred dividends	$45,348	$43,152

Fixed Charges:
Interest expense	$25,540	$22,572
Capitalized interest	2,377	1,100
Interest portion of rent expense	681	517
Preferred distributions	615	2,250

Total fixed charges	$29,213	$26,439

Preferred dividends	6,150	4,150

Total fixed charges and preferred dividends	$35,363	$30,589

Ratio of earnings to fixed charges and preferred dividends	1.3	1.4